For immediate release
Westaim announces 2005 third quarter results
CALGARY, ALBERTA — November 2, 2005 — The Westaim Corporation announced today that for the third quarter ended September 30, 2005, it recorded a net loss of $5.0 million, or 5 cents per share, on revenue of $12.3 million. In the same quarter last year, the company recorded a net loss of $2.5 million, or 3 cents per share, on revenues of $10.5 million.
For the nine months ended September 30, 2005, the company posted revenues of $23.0 million, including one milestone payment of $5.9 million, and a net loss of $12.7 million, or 14 cents per share. For the same period last year, Westaim had revenues of $25.9 million, including two milestone payments totaling $13.0 million, and a net loss of $14.6 million, or 18 cents per share.
At September 30, 2005, Westaim had $69.1 million in cash and short-term investments.
During the quarter, NUCRYST Pharmaceuticals earned a US$5-million milestone from Smith & Nephew plc related to the sales of Smith & Nephew’s Acticoat™ dressings. Payment for the milestone was received in October. NUCRYST and Smith & Nephew have agreements under which NUCRYST receives royalties and may also receive milestone payments based on sales of Smith & Nephew’s Acticoat™ dressings for serious wounds, including burns and chronic wounds. Under the agreements, NUCRYST also manufactures Acticoat™ dressings for Smith & Nephew. NUCRYST has now earned US$19 million in milestone revenues of a potential US$56.5 million under the agreements.
“The second half of 2005 has been exciting for Westaim,” said Barry Heck, President & CEO of Westaim. “NUCRYST’s wound care business has continued to grow requiring further expansion of its production facilities and a second Phase 2 study for the treatment of atopic dermatitis has begun. NUCRYST is also continuing pre-clinical research on further applications of its nanocrystalline silver technology. iFire remains on track and on budget and is completing the final stages of its pilot manufacturing plant. We look forward to iFire producing engineering sample panels by the end of the year.”
NUCRYST Pharmaceuticals Update
NUCRYST has initiated its second Phase 2 human clinical trial of a topical cream formulation of its nanocrystalline silver. The investigational drug (NPI 32101) is being studied for the treatment of atopic dermatitis, a form of eczema, and other skin conditions.
This double-blind, randomized, placebo-controlled study is expected to involve 28 clinical sites across Canada and the United States. In total, 345 patients aged two to 17 years of age with mild to moderate eczema are planned to be treated for up to 12 weeks. Safety data was also gathered from a tolerance study involving children and a pharmacokinetics study that measured the absorption of the cream formula by the skin. Both studies were completed in the third quarter of 2005 and provided promising data concerning the safety profile of NPI 32101.
Patients in the Phase 2 clinical study are being treated with one of three cream formulations, either 1% or 2% concentrations of nanocrystalline silver in a proprietary NUCRYST formulation or with a placebo, which is the cream without any silver. The participating dermatologists will evaluate the effectiveness of topical nanocrystalline silver in improving the signs and symptoms of atopic dermatitis and its safety. As
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a double-blind study, neither the physician nor patient will know which treatment they are receiving until the end of the study. Results of the study are expected by the end of 2006.
NUCRYST has initiated a further expansion of its production facility in Fort Saskatchewan, Canada in order to increase its capacity to manufacture Acticoat™ dressings for Smith & Nephew.
iFire Technology Update
iFire is currently completing a $46.0-million pilot production facility at its Toronto location. In order to accommodate the manufacturing-grade pilot tools, iFire’s facility was enlarged and now comprises 15,000 square feet of clean room and environment controlled space. All major manufacturing equipment is now installed and process development activities are underway. Once a baseline process is established in the new toolset, iFire will start ramping up the pilot line. It is anticipated that the line will be fully operational by the end of 2005.
Upon completion of pilot commissioning and start up, iFire will focus on producing 34-inch engineering samples of its iFire™ flat panel display modules. This first phase of commercialization will demonstrate iFire’s low-cost production capability in a manufacturing environment and will produce displays for iFire to share with OEMs (original equipment manufacturers) and potential partners for evaluation. The pilot plant will provide information and experience to allow iFire to work with partners to construct and operate the first volume production facility. Initial planning work for this facility is under way.
iFire expects to commercialize its technology in partnership with industry leaders and plans to initially target the 30 to 45-inch screen size television segment.
The Westaim Corporation’s technology investments include: NUCRYST Pharmaceuticals, which develops, manufactures and commercializes medical products that fight infection and inflammation based on its nanocrystalline silver technology; and iFire Technology, which has developed a revolutionary low-cost flat panel display. Westaim’s common shares are listed on NASDAQ under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com
This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the company can give no assurance that these expectations are correct. Various factors, including those described in the company’s 2004 annual report, could cause actual results to differ materially from those projected in such statements, including but not limited to statements involving financial considerations, the achievement of milestones and potential milestone revenues, continued growth of NUCRYST’s wound care business, the expansion of NUCRYST’s production facilities, anticipated further applications for NUCRYST’s nanocrystalline technology and products, planned clinical trials of NUCRYST’s products and the timing of those trials, the safety profile of NPI 32101, the anticipated demand for ActicoatTM dressings, the completion of iFire’s pilot manufacturing plant and the timing of that completion, statements relating to budgets, production of iFire’s sample panels and the timing of that production, iFire’s low-cost production capability, potential iFire partnering activities and strategies, volume production of iFire’s panels, commercialization of iFire’s technology, and the targeting of particular industry segments by iFire. The company disclaims any intention or obligation to update or review forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
Consolidated Statements of Operations	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
		(Restated)		(Restated)

Revenue	$12,268	$10,501	$22,953	$25,865
Loss from continuing operations	(5,130)	(2,468)	(24,991)	(18,331)
Net loss	(5,042)	(2,514)	(12,728)	(14,577)
Loss per common share — basic & diluted
Continuing operations	(0.06)	(0.03)	(0.27)	(0.23)
Net loss	(0.05)	(0.03)	(0.14)	(0.18)
Weighted average number of outstanding common shares (thousands)	92,851	87,220	92,836	81,161

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
		(Restated)		(Restated)

Revenue
Nucryst Pharmaceuticals	$12,268	$10,501	$22,953	$25,865

Continuing operations	$12,268	$10,501	$22,953	$25,865

Divisional Income (Loss)
Nucryst Pharmaceuticals	$4,916	$5,415	$3,677	$6,380
iFire Technology	(8,328)	(6,961)	(23,728)	(20,598)
Other	23	(204)	(1)	(660)

Continuing operations	$(3,389)	$(1,750)	$(20,052)	$(14,878)

Consolidated Balance Sheets	September 30, 2005	December 31, 2004

Cash and short-term investments	$69,142	$101,139
Current assets	97,325	111,994
Other assets	75,699	60,269
Current liabilities	24,344	12,963
Shareholders’ equity	135,920	147,797